SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K




(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

      For the fiscal year ended December 31, 1996

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

      For the transition period from __________________ to __________________


COMMISSION FILE NUMBER 1-11377



                              PSI ENERGY, INC.
                      EMPLOYEES' 401(k) SAVINGS PLAN
                        (Full title of the plan)



                              CINERGY CORP.
       (Name of issuer of the securities held pursuant to the plan)



                         139 East Fourth Street
                         Cincinnati, OH  45202
               (Address of principal executive offices)

PSI ENERGY, INC. EMPLOYEES' 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBIT



                                                                     Page No.

(a)  Financial Statements
     Report of Independent Public Accountants                           3
     Statement of Net Assets Available for Benefits with
       Fund Information as of December 31, 1996                         4
     Statement of Net Assets Available for Benefits with
       Fund Information as of December 31, 1995                         5
     Statement of Changes in Net Assets Available for Benefits
       with Fund Information for the Year Ended December 31, 1996       6
     Notes to Financial Statements                                     7-10
     Financial Statement Schedules (As Required By The Employee
       Retirement Income Security Act)
Schedule I  -  Schedule of Assets Held For Investment
               Purposes - December 31, 1996                  11
Schedule II -  Schedule of Reportable Transactions
               for the year ended December 31, 1996          12

(b)  Exhibit
     23)  Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the PSI Energy, Inc. Employees' 401(k) Savings
Plan:

We have audited the accompanying statements of net assets available for benefits of the PSI ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in the net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           ARTHUR ANDERSEN LLP




Cincinnati, Ohio,
June 23, 1997


                  PSI Energy, Inc. Employees' 401(k) Savings Plan
      Statement of Net Assets Available for Benefits with Fund Information
                            As of December 31, 1996



                             Participant Directed
                                                                                                                 Fidelity
                                             Fidelity             Fidelity                  Fidelity             US Bond
                                             Magellan           Equity-Income             Asset Manager           Index
                                               Fund                  Fund                     Fund                 Fund

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                                 $27,839,227           $16,625,507                $4,928,175          $1,556,733
Common Stock                                     -                    -                           -                   -
Participant Loans                                -                    -                           -                   -
                                             27,839,227            16,625,507                 4,928,175           1,556,733


Receivables:
  Employer's Contribution                        -                     -                         -                    -
  Participants' Contribution                     17,655                 8,051                     6,501                 872
    Total receivables                            17,655                 8,051                     6,501                 872


Net assets available for  benefits          $27,856,882           $16,633,558                $4,934,676          $1,557,605


The accompanying notes are an integral part of these financial statements.

                                                PSI Energy, Inc. Employees' 401(k) Savings Plan
                                        Statement of Net Assets Available for Benefits with Fund Information
                                                  As of December 31, 1996
                                                         (Continued)


                                                                                           Non-Participant
                                                  Participant Directed                        Directed
                                       Fidelity                Fidelity
                                      Retirement               Cinergy       Participant       Cinergy
                                     Money Market               Common          Loan           Common
                                         Fund                Stock Fund         Fund         Stock Fund          Total

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                          $8,179,162                   -                 -               -        $59,128,804
Common Stock                              -                 $21,172,802             -         $20,787,626     41,960,428
Participant Loans                         -                       -           $2,279,221            -          2,279,221
                                      8,179,162              21,172,802        2,279,221       20,787,626    103,368,453


Receivables:
  Employer's Contribution                 -                       -                 -             863,809        863,809
  Participants' Contribution              5,614                   3,359             -               -             42,052
    Total receivables                     5,614                   3,359             -             863,809        905,861


Net assets available for  benefits   $8,184,776             $21,176,161       $2,279,221      $21,651,435   $104,274,314


The accompanying notes are an integral part of these financial statements.

                              PSI Energy, Inc. Employees' 401(k) Savings Plan
                             Statement of Net Assets Available for Benefits with Fund Information
                                              As of December 31, 1995


                                               Participant Directed
                                                                                                                      Fidelity
                                       Fidelity                 Fidelity                      Fidelity                 US Bond
                                      Magellan               Equity-Income                  Asset Manager               Index
                                         Fund                     Fund                           Fund                     Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                           $26,305,054              $12,849,809                     $4,137,037               $1,387,077
Common Stock                                                          -                              -                        -
Participant Loans                            -                        -                              -                        -
                                       26,305,054               12,849,809                      4,137,037                1,387,077


Receivables:
  Employer's Contribution                    -                        -                              -                        -
  Participants' Contribution               17,007                    7,589                          5,525                    1,012
    Total receivables                      17,007                    7,589                          5,525                    1,012


Net assets available for  benefits    $26,322,061              $12,857,398                     $4,142,562               $1,388,089


The accompanying notes are an integral part of these financial statements.

                              PSI Energy, Inc. Employees' 401(k) Savings Plan
                             Statement of Net Assets Available for Benefits with Fund Information
                                         As of December 31, 1995
                                               (Continued)


                                                                                                   Non-Participant
                                                           Participant Directed                       Directed
                                      Fidelity
                                     Retirement               Cinergy          Participant            Cinergy
                                    Money Market               Common             Loan                Common
                                        Fund                 Stock Fund           Fund              Stock Fund          Total


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                          $8,521,496                    -                  -                 -           $53,200,473
Common Stock                               -                 $21,470,962              -           $17,068,788        38,539,750
Participant Loans                          -                       -          $1,721,353                -             1,721,353
                                      8,521,496               21,470,962       1,721,353           17,068,788        93,461,576


Receivables:
  Employer's Contribution                  -                        -                 -             1,075,559         1,075,559
  Participants' Contribution              6,327                    3,455              -                 -                40,915
    Total receivables                     6,327                    3,455              -             1,075,559         1,116,474


Net assets available for  benefits   $8,527,823              $21,474,417      $1,721,353          $18,144,347       $94,578,050


The accompanying notes are an integral part of these financial statements.

                                                    PSI Energy, Inc.
                                            Employees' 401(k) Savings Plan
                                           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                      For the Year Ended December 31, 1996



                                                                                Participant Directed
                                                                                                                  Fidelity
                                                Fidelity                 Fidelity             Fidelity             US Bond
                                                Magellan               Equity-Income       Asset Manager           Index
                                                  Fund                     Fund                Fund                 Fund

Additions to net assets attributed to:
  Investment income
    Net appreciation (depreciation) in
      fair value of investments                $(1,395,684)            $1,741,578          $ 158,146            $ (51,550)
    Interest                                         -                      -                   -                    -
    Dividends                                    4,312,671              1,029,383            368,897               98,730
                                                 2,916,987              2,770,961            527,043               47,180

Contributions:
  Participants'                                  2,780,919              1,538,263            607,284              177,828
  Employer's                                         -                      -                   -                    -
  Rollovers                                         11,241                  6,922              6,254                 -
                                                 2,792,160              1,545,185            613,538              177,828

    Total Additions                              5,709,147              4,316,146          1,140,581              225,008

Deductions from net assets attributed to:
  Benefits paid to participants                  2,922,666              1,848,225            668,576              170,887
    Total Deductions                             2,922,666              1,848,225            668,576              170,887

Net increase/(decrease) prior to transfers       2,786,481              2,467,921            472,005               54,121
Interfund transfers                             (1,309,598)             1,301,473            218,051              109,722
Interplan transfers                                 57,938                  6,766            102,058                5,673

  Net increase (decrease)                        1,534,821              3,776,160            792,114              169,516
Net assets available for benefits:
    Beginning of year                           26,322,061             12,857,398          4,142,562            1,388,089

      End of year                              $27,856,882            $16,633,558         $4,934,676           $1,557,605

The accompanying notes are an integral part of these financial statements.

                                       PSI Energy, Inc.
                              Employees' 401(k) Savings Plan
                   Statement of Changes in Net Assets Available for Benefits With Fund Information
                            For the Year Ended December 31, 1996
                                         (Continued)


                                                                                          Non-Participant
                                                                 Participant Directed       Directed
                                                 Fidelity
                                                Retirement          Cinergy           Participant        Cinergy
                                               Money Market         Common               Loan            Common
                                                   Fund           Stock Fund             Fund          Stock Fund     Total


Additions to net assets attributed to:
  Investment income
    Net appreciation (depreciation) in
      fair value of investments               $     -            $1,729,149        $     -            $1,735,732    $3,917,371
    Interest                                        -                  -              138,054               -          138,054
    Dividends                                    424,932          1,163,770              -             1,030,815     8,429,198
                                                 424,932          2,892,919           138,054          2,766,547    12,484,623

Contributions:
  Participants'                                  678,588            494,254              -                  -        6,277,136
  Employer's                                        -                  -                 -             3,289,805     3,289,805
  Rollovers                                         -                   782              -                  -           25,199
                                                 678,588            495,036              -             3,289,805     9,592,140

    Total Additions                            1,103,520          3,387,955           138,054          6,056,352    22,076,763

Deductions from net assets attributed to:
  Benefits paid to participants                2,605,605          2,456,998           142,667          1,877,691    12,693,315
    Total Deductions                           2,605,605          2,456,998           142,667          1,877,691    12,693,315

Net increase/(decrease) prior to transfers    (1,502,085)           930,957            (4,613)         4,178,661     9,383,448
Interfund transfers                            1,109,109         (1,272,634)          555,792           (711,915)         -
Interplan transfers                               49,929             43,421             6,689             40,342       312,816

  Net increase (decrease)                       (343,047)          (298,256)          557,868          3,507,088     9,696,264
Net assets available for benefits:
    Beginning of year                          8,527,823         21,474,417         1,721,353         18,144,347    94,578,050

      End of year                             $8,184,776        $21,176,161        $2,279,221        $21,651,435  $104,274,314

The accompanying notes are an integral part of these financial statements.

PSI ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


Note A -  Plan Description:

General - The PSI Energy, Inc. Employees' 401(k) Savings Plan (Plan) is a defined contribution plan for PSI Energy, Inc. (PSI) (a subsidiary of Cinergy Corp.)non-union employees who meet minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reference should be made to the Plan document for a more complete description of the Plan's provisions. Participants are immediately vested in all contributions plus actual earnings thereon. The administrative expenses of the Plan are paid by PSI.

Contributions - Each year, participants may contribute up to 15% of annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified plans. PSI contributes 70% of the first 4 percent of base compensation that a participant contributes to the Plan (matching funds). Additional amounts of up to 30% of the first 4 percent of base compensation that a participant contributes may be contributed at the option of PSI's board of directors (incentive matching funds). All employer contributions are invested in the Cinergy Stock Fund. The matching and incentive matching funds must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown on the statement of net assets available for benefits and statement of changes in net assets available for benefits as "Non-Participant Directed" funds. Contributions are subject to certain limitations.

The trustee of the Plan for 1995 was U.S. Trust Company of California, N.A. (U.S. Trust). Effective April 1, 1996, two trustees are used by the Plan. U.S. Trust serves as trustee of Cinergy Corp. (Cinergy) common stock, and Fidelity Management Trust Company (FMTC) serves as trustee of the remaining assets of the Plan.

Note B -  Summary of Significant Accounting Principles:

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan and the PSI Energy, Inc. Union Employees' 401(k) Savings Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification.

Benefits are recorded when paid.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C -  Income Tax Status:

PSI received a determination letter dated November 14, 1995 verifying that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Note D -  Investment Options:

The investment programs of the Plan are as follows:

Participant contributions - Upon enrollment or re-enrollment, participants shall direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

-   Fidelity Magellan Fund

The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

-   Fidelity Equity Income Fund

The Fidelity Equity Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

-   Fidelity Asset Manager Fund

The Fidelity Asset Manager Fund invests in equities, bonds and short-term instruments or mutual funds, both domestic and foreign with the principal purpose of seeking high total return while reducing risk over the long term.

-   Fidelity U.S. Bond Index Fund

The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments, with the principal purpose of seeking current income consistent with the preservation of capital.

-   Fidelity Retirement Money Market Fund

The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

-   Cinergy Common Stock Fund

The Cinergy Common Stock Fund invests primarily in common stock of Cinergy Corp.

Note E -  Investments:

          The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1996 and 1995, are as follows:

                                                  1996          1995


            Fidelity Magellan Fund             $27,839,227   $26,305,054

            Fidelity Equity-Income Fund         16,625,507    12,849,809

            Fidelity Retirement Money Market     8,179,162     8,521,496

            Cinergy Corp. Common Stock
              - Participant Directed            21,172,802    21,470,962
              - Non-Participant Directed        20,787,626    17,068,788

Note F-   Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Note G -  Participant Loan Fund:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant. Participants can select the repayment period, not to exceed 54 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator (currently prime plus 1/2%). Principal and interest is paid ratably through payroll deductions.











Note H -  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                            December 31, 1996

Net assets available for plan benefits         $104,274,314
Amounts allocated to withdrawing
  participants                                     (219,094)

Net assets per Form 5500                       $104,055,220


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                 Year ended
                                             December 31, 1996

Benefits paid to participants
  per financial statements                      $12,693,315
Add:  Amounts allocated to withdrawing
  participants at December 31, 1996                 219,094
Less:  Amounts allocated to withdrawing
  participants at December 31, 1995                 (61,099)

Benefits paid to participants per Form 5500     $12,851,310

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note I -  Plan Termination:

          Although it has not expressed any intent to do so, PSI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note J -  1996 Voluntary Workforce Reduction Program:

          The 1996 Voluntary Workforce Reduction Program (1996 VWRP) which provided retirement and/or severance benefits to eligible employees who elected to retire or resign under the program. Although these benefits were not paid from Plan assets, withdrawals from the Plan due to 1996 VWRP participants taking distributions were $10,167,843 for the year ended December 31, 1996.



Schedule I

                               PSI ENERGY, INC.
                       EMPLOYEES' 401(k) SAVINGS PLAN
                               EIN 35-0594457
                                  PLAN 102
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1996

                                                                   Market
        Investment                Shares          Cost             Amount



*Fidelity Magellan Fund        345,186      $24,232,906	         $27,839,227



*Fidelity Equity-
  Income Fund                  388,174       12,890,193          16,625,507


*Fidelity Asset Manager
  Fund                         299,221        4,558,833           4,928,175


*Fidelity U.S. Bond
  Index Fund                   147,418        1,565,486           1,556,733



*Fidelity Retirement
  Money Market                    -           8,179,162           8,179,162



*Cinergy Corp.
  Common Stock,
  $.01 Par Value
     - Participant Directed      634,391       12,194,507          21,172,802
     -  Non-Participant
        Directed                 622,850       15,100,534          20,787,626


*Participant Loans, Interest
   rates ranging from
   6.95% - 8.75%                     -          2,279,221           2,279,221

TOTAL INVESTMENTS                             $81,000,842        $103,368,453

*Denotes a party-in-interest

                                                                                                       Schedule II

                                               PSI ENERGY, INC.
                                       EMPLOYEES' 401(k) SAVINGS PLAN
                                               EIN 35-0594457
                                                  PLAN 102
                             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                  Current Value         Net
                                 Number of        Purchase        	Selling          Book Value      of Asset on        Realized
                               Transactions        Price           Price         of Asset Sold   Transaction Date    Gain/(Loss)
Purchases
  Cinergy Stock *                  174          $ 6,880,658       $   -           $   -             $45,445,077        $  -
  Fidelity Magellan Fund *         201          $ 8,496,455	           -               -               8,496,455           -
  Fidelity Equity-
    Income Fund *                  198            5,241,798           -              -                5,241,798           -
  Fidelity Retirement Money
    Market Fund *                  178            4,052,403           -              -                4,052,403           -



Sales
  Cinergy Stock Fund *             155              -              6,924,860         4,736,387        6,924,860      2,188,473
  Fidelity Magellan Fund *         179              -              5,566,598         5,101,986        5,566,598        464,612
  Fidelity Equity
    Income Fund *                  153              -              3,207,677         2,572,789        3,207,677        634,888
  Fidelity Retirement Money
    Market Fund *                  137              -              4,394,737         4,394,737         4,394,737         -

* Denotes a party-in-interest

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       PSI ENERGY, INC. EMPLOYEES' 401(k)
Date:  June 23, 1997                             SAVINGS PLAN
                                                  (The Plan)




                                              Jerry W. Liggett
                                             (Jerry W. Liggett,
                                             Plan Administrator)

                                                                    EXHIBIT 23

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




     As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 23, 1997 included in the Annual Report on Form 11K for the year ended December 31,1996 of the PSI Energy, Inc. Employees' 401(k) Savings Plan, into Cinergy Corp's previously filed Registration Statement File No. 33-56067.




                                                         ARTHUR ANDERSEN LLP
Cincinnati, Ohio
June 23, 1997